UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM U-13-60

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 1996 and Ending December 31, 1996


                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF



                      CENTRAL AND SOUTH WEST SERVICES, INC.
                        (Exact Name of Reporting Company)


                          A Subsidiary SERVICE COMPANY
                           ("Mutual" or "Subsidiary")


     Date of Incorporation January 8, 1969 If not Incorporated, Date of
                    Organization ___________________.


      State or Sovereign Power under which Incorporated or Organized Texas


  Location of Principal Executive Offices of Reporting Company Tulsa, Oklahoma


   Name, title, and address of officer to whom correspondence concerning this report should be addressed:


R. Russell Davis   Controller   P.O. Box 21928    Tulsa, Oklahoma  74121-1928
(Name)             (Title)      (Address)


       Name of Principal Holding Company Whose Subsidiaries are served by
                               Reporting Company:

                       CENTRAL AND SOUTH WEST CORPORATION

                      INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. --Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. --The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                         Schedule or       Page
Description of Schedules and Accounts                   Account Number    Number

Comparative Balance Sheet                                Schedule I          3-4

Service Company Property                                  Schedule II          5

Accumulated Provision for Depreciation and Amortization
  of Service Company Property                            Schedule III          6

Investments                                               Schedule IV          7

Accounts Receivable from Associate Companies              Schedule V           8

Fuel Stock Expenses Undistributed                         Schedule VI          9

Stores Expense Undistributed                             Schedule VII          9

Miscellaneous Current and Accrued Assets                 Schedule VIII        10

Miscellaneous Deferred Debits                             Schedule IX         10

Research, Development, or Demonstration Expenditures      Schedule X          10

Proprietary Capital                                       Schedule XI         11

Long-Term Debt                                           Schedule XII         12

Current and Accrued Liabilities                          Schedule XIII        13

Notes to Financial Statements                            Schedule XIV         14

Comparative Income Statement                              Schedule XV         15

Analysis of Billing - Associate Companies                 Account 457         16

Analysis of Billing - Nonassociate Companies              Account 458         17

Analysis of Charges for Service - Associate and
  Nonassociate Companies                                 Schedule XVI         18

Schedule of Expense by Department or Service Function    Schedule XVII        19

Departmental Analysis of Salaries                         Account 920         20

                                                                        Page 2a

Outside Services Employed                                 Account 923         21

Employee Pensions and Benefits                            Account 926         22

General Advertising Expenses                             Account 930.1        23

Miscellaneous General Expenses                           Account 930.2        24

Rents                                                     Account 931         24

Taxes Other Than Income Taxes                             Account 408         25

Donations                                                Account 426.1        26

Other Deductions                                         Account 426.5        27

Notes to Statement of Income                            Schedule XVIII        28


                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


Organization Chart                                                            29

Methods of Allocation                                                         30

Annual Statement of Compensation for Use of Capital Billed                    31

             ANNUAL REPORT OF Central and South West Services, Inc.

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   (thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT
      ASSETS AND OTHER DEBITS                        AS OF DECEMBER 31
                                                      1996        1995
                                                    --------   ---------
      SERVICE COMPANY PROPERTY
101   Service company property (Schedule II)        $120,343    $114,492
107   Construction work in progress (Schedule II)       --           433
                                                    --------   ---------
      Total Property                                 120,343     114,925
                                                    --------   ---------

108   Less accumulated provision for depreciation
      and amortization of service company
      property (Schedule III)                         28,822      21,005
                                                    --------   ---------
      Net Service Company Property                    91,521      93,920



      INVESTMENTS
123   Investments in associate companies
      (Schedule IV)                                     --          --
124   Other investments (Schedule IV)                  4,148       2,720
                                                    --------   ---------
      Total Investments                                4,148       2,720

      CURRENT AND ACCRUED ASSETS
131   Cash                                             1,270       7,238
134   Special deposits                                   323         323
135   Working funds                                      169         185
136   Temporary cash investments (Schedule IV)          --          --
141   Notes receivable                                 3,006       3,311
143   Accounts receivable                              3,513       7,952
144   Accumulated provision of uncollectable
      accounts                                          --          --
146   Accounts receivable from associate
      companies (Schedule V)                          34,582      28,928
152   Fuel stock expenses undistributed
      (Schedule VI)                                     --          --
154   Materials and supplies                            --          --
163   Stores expense undistributed (Schedule VII)       --          --
165   Prepayments                                     14,157       9,309
174   Miscellaneous current and accrued assets
      (Schedule VIII)                                   --          --
                                                    --------   ---------
      Total Current and Accrued Assets                57,020      57,246

      DEFERRED DEBITS
181   Unamortized debt expense                          --          --
184   Clearing accounts                                  208         549
186   Miscellaneous deferred debits (Schedule IX)        134         (85)
188   Research, development, or demonstration
      expenditures (Schedule X)                         --          --
190   Accumulated deferred income taxes                  662         450
                                                    --------   ---------
      Total Deferred Debits                            1,004         914

                                                    ========   =========
      TOTAL ASSETS AND OTHER DEBITS                 $153,693    $154,800
                                                    ========   =========

             ANNUAL REPORT OF Central and South West Services, Inc.

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   (thousands)



ACCOUNT
      LIABILITIES AND PROPRIETARY CAPITAL                    AS OF DECEMBER 31
                                                             1996        1995
                                                           --------   ---------
      PROPRIETARY CAPITAL
201   Common stock issued (Schedule XI)                        $100        $100
211   Miscellaneous paid-in-capital (Schedule XI)              --          --
215   Appropriated retained earnings (Schedule XI)             --          --
216   Unappropriated retained earnings (Schedule XI)           --          --
                                                           --------   ---------
      Total Proprietary Capital                                 100         100

      LONG-TERM DEBT
223   Advances from associate companies (Schedule XII)         --          --
224   Other long-term debt (Schedule XII)                    60,000      59,936
225   Unamortized premium on long-term debt                    --          --
226   Unamortized discount on long-term debt-debit             --          --
                                                           --------   ---------
      Total Long-Term Debt                                   60,000      59,936

      CURRENT AND ACCRUED LIABILITIES
231   Notes payable                                            --          --
232   Accounts payable                                       24,304      21,892
233   Notes payable to associate companies
      (Schedule XIII)                                        40,713      49,168
234   Accounts payable to associate companies
      (Schedule XIII)                                         2,843       1,967
236   Tax accrued                                               412        (405)
237   Interest accrued                                         --          --
238   Dividends declared                                       --          --
241   Tax collections payable                                   774       1,880
242   Miscellaneous current and accrued liabilities
      (Schedule XIII)                                           615       2,864
                                                           --------   ---------
      Total Current and Accrued Liabilities                  69,661      77,366

      DEFERRED CREDITS
253   Other deferred credits                                  9,387       4,749
255   Accumulated deferred investment tax credits              --          --
                                                           --------   ---------
      Total Deferred Credits                                  9,387       4,749

282   ACCUMULATED DEFERRED INCOME TAXES                      14,545      12,649
                                                           --------   ---------


                                                           --------   ---------
      TOTAL LIABILITIES AND PROPRIETARY CAPITAL            $153,693    $154,800
                                                           ========   =========

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                     SCHEDULE II - SERVICE COMPANY PROPERTY
                                   (thousands)


                                      BALANCE AT          RETIREMENTS           BALANCE
                                      BEGINNING               OR      OTHER (1) AT CLOSE
DESCRIPTION                            OF YEAR   ADDITIONS   SALES     CHANGES  OF YEAR

Service Company Property

Account
301  Organization                          $--        $--        $--      $--       $--

303  Miscellaneous Intangible Plant      2,485        171         --     (303)    2,353

304  Land and Land Rights                6,381         --         --       --     6,381

305  Structures and Improvements        41,657        420         --       --    42,077

306  Leasehold Improvements              3,522      2,451         --      117     6,090

307  Equipment (2)                      28,446      4,225     (2,863)      --    29,808

308  Office Furniture and Equipment     12,842      1,767       (109)     (79)   14,421

309  Automobiles, Other Vehicles
     and Related Garage Equipment          207         40         --       --       247

310  Aircraft and Airport Equipment     18,882         --         --       --    18,882

311  Other Service Company
     Property (3)                           70         14         --       --        84

                                      -------------------------------------------------
     SUB-TOTAL                        $114,492     $9,088    $(2,972)   $(265) $120,343

107  Construction Work in Progress (4)     433                  (433)                --
                                      -------------------------------------------------

       TOTAL                          $114,925     $9,088    $(3,405)   $(265) $120,343
                                      =================================================


(1)  Provide an explanation of those changes considered material:   None.


                                                                         Page 5a

                                   (thousands)


(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:


                                                                      BALANCE
                                                                      AT CLOSE
SUBACCOUNT DESCRIPTION                              ADDITIONS         OF YEAR

Account 307 - Equipment
    Copy Machines                                      $(252)           $1,053
    Data Processing Equipment                          3,915            21,777
    Microfilm/Microfiche                                  --                25
    Communications Equipment                             471             6,363
    Other                                                 91               590
                                                    --------------------------
     TOTAL                                            $4,225           $29,808
                                                    ==========================


(3)  Describe Other Service Company Property:


    Refrigerators/Ice Makers                             $--                $10
    Appliances                                            --                 15
    Industrial Hygine Equipment                           11                 11
    Portable Loading Ramp                                 --                  1
    Power Wench                                           --                  1
    Portable Generator/Submersible Pump                   --                  1
    10' Expandable Display                                --                  1
    Soft Drink Vending Machines                           --                  4
    Electric Trimmer                                      --                  2
    Projector                                              3                  6
    Aerial Work Platform                                  --                  7
    Power Punch Machine                                   --                  3
    Exercise Equipment                                    --                 19
    VCR/TV Combination                                    --                  2
    Desk Top Labeling System                              --                  1
                                                    ===========================
                                                         $14               $84
                                                    ===========================

(4)  Describe Construction Work in Progress:  None

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                                  SCHEDULE III

             ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION
                           OF SERVICE COMPANY PROPERTY
                                   (thousands)


                                      BALANCE AT          RETIREMENTS           BALANCE
                                      BEGINNING               OR      OTHER (1) AT CLOSE
DESCRIPTION                            OF YEAR   ADDITIONS   SALES     CHANGES  OF YEAR

Account
301  Organization                          $--        $--        $--       $--      $--

303  Miscellaneous Intangible Plant        724        359                         1,083

304  Land and Land Rights                   --                                       --

305  Structures and Improvements         4,821      1,456                         6,277

306  Leasehold Improvements                771        330                         1,101

307  Equipment                          11,151      4,757     (2,863)            13,045

308  Office Furniture and Equipment      3,691      1,382       (109)        1    4,965

309  Automobiles, Other Vehicles
     and Related Garage Equipment           73         34                    1      108

310  Aircraft and Airport Equipment       (269)       685         --     1,776    2,192

311  Other Service Company
     Property                               43          8                            51
                                      -------------------------------------------------

       TOTALS                          $21,005     $9,011    $(2,972)   $1,778  $28,822
                                      =================================================


(1)  Provide an explanation of those changes considered material:   None.


             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                            SCHEDULE IV - INVESTMENTS
                                   (thousands)

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                        BALANCE AT        BALANCE AT
DESCRIPTION                                          BEGINNING OF YEAR   CLOSE OF YEAR
Account 123 - Investment in Associate Companies                $--               $--

Account 124 - Other Investments

Purchase of Mortgages                                       $1,406            $2,934
Preston Trail Golf Club Purchase of Membership                 143                88
Lakewood Country Club Purchase of Membership                    16                16
Northwood Club Purchase of Membership                          124               124
River Bend Golf and Country Club Purchase of Membership          5                 5
Brook Hollow Golf Club Purchase of Membership                   80                80
Las Colinas Sports Club Purchase of Membership                  15                15
Bent Tree Country Club Purchase of Membership                   30                30
Texas Stadium Purchase of Texas Stadium Box Seats              788               722
Gleneagles Country Club Purchase of Membership                  48                48
Oak Cliff Country Club Purchase of Membership                    2                 2
Barton Creek Club Purchase of Membership                        30                30
El Paso Country Club Purchase of Membership                      6                 6
Fairfax Country Club Purchase of Membership                     27                27
Sports  Club at Four Seasons Purchase of Membership             --                21
                                                          --------------------------
     TOTAL                                                  $2,720            $4,148

Account 136 - Temporary Cash Investments                        --                --
                                                          --------------------------

     TOTAL                                                  $2,720            $4,148
                                                          ==========================

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                   (thousands)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                               BALANCE AT            BALANCE AT
DESCRIPTION                                 BEGINNING OF YEAR      CLOSE OF YEAR

Account 146 - Accounts Receivable from
              Associate Companies

Central and South West Corporation                $6,251               $5,435
Central Power and Light Company                    7,708                8,573
Public Service Company of Oklahoma                 4,235                6,334
Southwestern Electric Power Company                4,995                7,610
West Texas Utilities Company                       3,009                4,454
Transok, Inc.                                        521                   --
CSW Credit, Inc.                                     599                   76
CSW Energy, Inc.                                     372                  399
CSW International, Inc.                              184                  193
CSW Communications, Inc.                             918                  845
EnerShop Inc.                                        123                   29
CSW Leasing, Inc.                                     13                   23
Seeboard                                              --                  611
                                               ------------------------------
     TOTAL                                       $28,928              $34,582
                                               ==============================



Analysis of Convenience or
  Accommodation Payments                                         TOTAL PAYMENTS

Central and South West Corporation                                     $2,754
Central Power and Light Company                                           684
Public Service Company of Oklahoma                                        106
Southwestern Electric Power Company                                       850
West Texas Utilities Company                                              216
Transok, Inc.                                                              (5)
CSW Credit, Inc.                                                           (3)
CSW Energy, Inc.                                                          719
CSW International, Inc.                                                  (116)
CSW Communications, Inc.                                                 (457)
CSW Leasing, Inc.                                                          (6)
Seeboard                                                                    4
                                                                     --------
     TOTAL PAYMENTS                                                    $4,746
                                                                     ========


The majority of convenience payments consists of taxes, corporate insurance, relocation expenses, industry dues, and deferred compensation payments.

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
                                   (thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.



DESCRIPTION                                       LABOR     EXPENSES      TOTAL

Account 152 - Fuel Stock Expenses Undistributed    $--         $--          $--
                                                -------------------------------

     TOTAL                                         $--         $--          $--
                                                ===============================


Summary:


             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                                   (thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION                                       LABOR     EXPENSES      TOTAL

Account 163 - Stores Expense Undistributed        $--         $--          $--
                                                ------------------------------

     TOTAL                                        $--         $--          $--
                                                ==============================

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                   (thousands)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                BALANCE AT           BALANCE AT
DESCRIPTION                                  BEGINNING OF YEAR     CLOSE OF YEAR

Account 174 - Miscellaneous Current and
              Accrued Assets                        $--                  $--
                                              ------------------------------
     TOTAL                                          $--                  $--
                                              ==============================


             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                   (thousands)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.

                                                BALANCE AT           BALANCE AT
DESCRIPTION                                  BEGINNING OF YEAR     CLOSE OF YEAR

Account 186 - Miscellaneous Deferred Debits
    Deferred Travel Costs                         $(262)                 $--
    Deferred Software Costs                          20                   --
    Deferred Project Costs                          157                  134
                                              ------------------------------
     TOTAL                                         $(85)                $134
                                              ==============================


             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                   (thousands)

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION                                                           AMOUNT

Account 188 - Research, Development, or Demonstration
              Expenditures                                                $--
                                                                     --------
     TOTAL                                                                $--
                                                                     ========

                                                                         Page 11

                                                   ANNUAL REPORT OF Central and South West Services, Inc.

                                                            For the Year Ended December 31, 1996

                                                              SCHEDULE XI - PROPRIETARY CAPITAL
                                                       (dollars in thousands except per share amounts)

                                                 NUMBER OF SHARES     PAR OR STATED        OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER           CLASS OF STOCK             AUTHORIZED       VALUE PER SHARE    NO. OF SHARES         TOTAL AMOUNT
Account  201             COMMON STOCK ISSUED         10,000                $10             10,000                 $100

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

DESCRIPTION                                                                                                      AMOUNT
Account 211 - Miscellaneous Paid-In Capital                                                                         $--

Account 215 - Appropriate Retained Earnings                                                                          --
                                                                                                               --------
     TOTAL                                                                                                          $--
                                                                                                               ========

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts.
For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                   BALANCE AT        NET INCOME    DIVIDENDS     BALANCE AT
DESCRIPTION                                     BEGINNING OF YEAR     OR (LOSS)      PAID      CLOSE OF YEAR
Account 216 - Unappropriated Retained Earnings          $--                $--         $--           $--
                                                   --------            -------     -------       -------
     TOTAL                                              $--                $--         $--           $--
                                                   ========            =======     =======       =======

                                                                         Page 12

                                                    ANNUAL REPORT OF Central and South West Services, Inc.

                                                             For the Year Ended December 31, 1996

                                                                 SCHEDULE XII - LONG-TERM DEBT
                                                                          (thousands)

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts.
Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For
Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                              TERM OF OBLIGATION                                      BALANCE AT                          BALANCE
                                CLASS $ SERIES      DATE OF    INTEREST    AMOUNT     BEGINNING              DEDUCTIONS   AT CLOSE
NAME OF CREDITOR                OF OBLIGATION       MATURITY     RATE    AUTHORIZED    OF YEAR    ADDITIONS     (1)       OF YEAR
Account 223 - Advances                                                     10,000
  From Associate Companies:                                                                $--        $--         $--         $--

Account 224 - Other
  Long-Term Debt:
    Southwestern Life
      Insurance Co.       30 Year Real Estate Note   2/1/2008     9%       $5,840          (64)        --          64          --
    First Interstate Bank
      of Texas            CSWS Term Loan Facility   12/1/2001  Variable    60,000       60,000         --          --      60,000
                                                                        ---------------------------------------------------------
     TOTAL                                                                $65,840      $59,936        $--         $64     $60,000
                                                                        =========================================================

(1)  Give an explanation of deductions:

Central and South West Services, Inc. retired the note on an office building in May, 1995.  Payments of $64,000 were made in error
subsequent to the retirement of the note.   The refund of those payments was received in 1996.

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                   (thousands)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                 BALANCE AT         BALANCE AT
DESCRIPTION                                   BEGINNING OF YEAR   CLOSE OF YEAR

Account 233 - Notes Payable to Associate
              Companies

Central and South West Corporation                 $49,168            $40,713
                                                -----------------------------
     TOTAL                                         $49,168            $40,713
                                                =============================


Account 234 - Accounts Payable to Associate
              Companies

Central and South West Corporation                  $1,967             $2,843
                                                -----------------------------
     TOTAL                                          $1,967             $2,843
                                                =============================


Account 242 - Miscellaneous Current and
              Accrued Liabilities

CSW Employee Thrift Plan                              $172                $--
Fitness Plan                                            39                 --
Payroll                                              2,550                610
Reimbursable Health & Dependent Care                   143                 --
Director's Deferred Compensation                                            5
Other (8)                                              (40)                --
                                                -----------------------------
     TOTAL                                          $2,864               $615
                                                =============================

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS
                                   (thousands)

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   Summary of Significant Accounting Policies

        Effective January 1, 1996 Central and South West Services, Inc. (Company or CSWS) adopted the Federal Energy Regulatory Commission Uniform System of Accounts. Prior to 1996, the Company followed the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies prescribed by the Securities and Exchange Commission. The Company, as a member of the Central and South West System (CSW System), performs at cost various accounting, engineering, tax, legal, financial, electronic data processing, centralized economic dispatching of electric power, and other services for the CSW System companies.

        Depreciation
        For financial reporting purposes, provisions for depreciation of property are computed by the Company using the straight-line method, generally at individual rates applied to the various classes of depreciable property. The annual composite rates averaged 7.68% and 7.33% for 1996 and 1995, respectively.

        Federal Income Taxes
        The Company, together with other members of the CSW System, files a consolidated federal income tax return and participates in a tax sharing agreement with the other members of the CSW System. The provision for deferred federal income taxes resulted principally from the tax deductions under accelerated methods of depreciation, as provided by federal income tax laws, being greater than these expenses for book purposes.

2.  Benefit Plans

        Defined Benefit Pension Plan
        The Company, together with other members of the CSW System, maintains a tax qualified, non-contributory defined benefit pension plan covering substantially all employees. Benefits are based on employee's years of service, age at retirement, and final average annual earnings with an offset for the participant's primary Social Security benefit. The CSW System's funding policy is based on actuarially determined contributions, taking into account amounts deductible for income tax purposes and minimum contributions required by the Employee Retirement Income Security Act of 1974, as amended. Pension Plan assets consist primarily of common stocks and short-term and intermediate-term fixed income investments.

                                                                        Page 14a

        Information about the pension plan, including: (1) pension plan net periodic costs and contributions; (2) pension plan participation; and
        (3) assumptions used in accounting for the pension plan follow.


                                                         1996            1995
                                                              (thousands)
                                                     -------------------------
        Net Periodic Pension Cost
          Service Cost                                  $4,183          $3,442
          Interest cost on projected benefit
            obligation                                  12,653          10,886
          Actual return on plan assets                 (20,292)        (19,879)
          Net amortization and deferral                  5,074           7,425
                                                     -------------------------
                                                        $1,618          $1,874
                                                     =========================

         Pension Plan Contributions                     $5,162          $4,948

         Approximate Number of Participants in
         the Plan
           Active employees                              1,059             997
           Retirees                                         52              44
           Terminated employees                            123             108


         Assumptions used in Accounting for the
         Pension Plan
           Discount rate                                 8.00%             8.00%
           Salary scale                                  5.46%             5.46%
           Return on plan assets                         9.50%             9.50%


        Health and Welfare Plans
        The Company, with other members of the CSW System, have medical, dental, group life insurance, dependent life insurance, and accidental death and dismemberment plans for substantially all active CSW System employees. The contributions, recorded on a pay-as-you-go basis, for the years ended December 31, 1996 and 1995 were approximately $3,923,000 and $3,411,000 respectively.

        Postretirement Benefits Other Than Pensions

        The components of net periodic postretirement benefit cost follow:

                                                         1996            1995
                                                              (thousands)
                                                     -------------------------
        Net Periodic Postretirement Benefit Cost
          Service Cost                                    $983            $428
          Interest cost on APBO                            777             439
          Actual return  on plan assets                   (244)           (231)
          Amortization of transition obligation            195             195
          Net deferred asset gain (loss)                   (49)             35
                                                     -------------------------
                                                        $1,662            $866
                                                     =========================

                                                                        Page 14b

        A reconciliation of the funded status of the plan to the amounts recognized on the consolidated balance sheets follow:

                                                         1996            1995
                                                              (thousands)
                                                     -------------------------
        APBO
        Retirees                                        $2,665          $2,483
        Other fully eligible participants                1,427           1,260
        Other active participants                        6,933           6,062
                                                     -------------------------
        Total APBO                                      11,025           9,805
        Less:  Plan assets at fair value                 5,182           3,453
                                                     -------------------------
        APBO in excess of plan assets                    5,843           6,352
        Unrecognized transition obligation              (3,105)         (3,300)
        Unrecognized gain or (loss)                     (2,658)         (2,972)
                                                     -------------------------
        Accrued Cost                                       $80             $80
                                                     =========================


        The assumption used in accounting for Post Retirement Benefit Costs for both 1996 and 1995 follow:

        Discount rate                                    8.00%             8.00%
        Long term rate of return on plan assets          9.50%             9.50%
        Tax rate on trusts                              39.60%            39.60%


3.  Financial Instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value.

        Cash and temporary cash investments.
        The carrying amount approximates fair value because of the short maturity of those instruments.

        Notes payable to associate companies.
        The carrying amount approximates fair value because of the short maturity of those instruments.

        Other long-term debt.
        The fair value of the Company's long-term debt is estimated based on quoted market prices for the same or similar issues.

                                                                       Page 14c

        The estimated fair value of the Company's financial instruments are as follows:

                                                                  1996
                                                               (thousands)

                                                    Carrying Amount   Fair Value

        Cash and temporary cash investments              $1,270         $1,270
        Notes payable to associate companies             40,713         40,713
        Other long-term debt                             60,000         60,000


4.  Short-Term Financing

        The Company, together with other members of the CSW System, has established a money pool to coordinate short-term borrowings and also incurs borrowings outside the money pool through the issuance of commercial paper. As of December 31, 1996, the CSW System had revolving credit facilities totaling $1.2 billion to back up its commercial paper program which, at December 31, 1996, had $364 million outstanding. The maximum amount of such commercial paper outstanding during the year, which had a weighted average interest rate for the year of 5.6%, was $815 million during April 1996.

             ANNUAL REPORT OF Central and South West Services, Inc.

                   SCHEDULE XV - COMPARATIVE INCOME STATEMENT
                                   (thousands)

ACCOUNT   DESCRIPTION                                  CURRENT         PRIOR
                                                        YEAR            YEAR
                                                     ------------    ----------
          INCOME
457       Services rendered to associate companies       $251,177      $209,989
458       Services rendered to nonassociate companies       1,025            24
421       Miscellaneous income or loss                      3,549         7,437
                                                       ----------    ----------
          TOTAL INCOME                                    255,751       217,450
                                                       ----------    ----------


          EXPENSES
500-557   Power production                                 16,202            --
560-574   Transmission                                     10,474            --
580-598   Distribution                                        715            --
906-917   Customer service & Information                   11,235            --
920       Salaries and wages                               86,976        64,454
921       Office supplies and expenses                     28,828        35,304
922       Administrative expense transferred - credit     (30,909)         (722)
923       Outside services employed                        67,610        57,602
924       Property insurance                                  144           113
925       Injuries and damages                              1,909           132
926       Employee pensions and benefits                    9,935         9,232
928       Regulatory commission expense                        --           881
930.1     General advertising expenses                      3,733         5,025
930.2     Miscellaneous general expenses                    5,744         3,117
931       Rents                                            13,161        14,530
932       Maintenance of structures and equipment           3,421         3,261
403-405   Depreciation and amortization expense             9,013         8,133
408       Taxes other than income taxes                     7,113         6,036
409       Income taxes                                       (714)       (2,500)
410       Provision for deferred income taxes               1,756         4,239
411       Provision for deferred income taxes - credit        (72)         (658)
417       Administrative - Business Venture                     5            --
426.1     Donations                                           619           785
426.5     Other deductions                                  2,759         1,517
427       Interest on long-term debt                        3,657         4,036
430       Interest on debt to associate companies           2,330         2,859
431       Other interest expense                              107            74
                                                       ----------    ----------
              TOTAL EXPENSE                               255,751       217,450
                                                       ----------    ----------

              NET INCOME OR (LOSS)                            $--           $--
                                                       ==========    ==========

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES - ACCOUNT 457
                                   (thousands)


                                       DIRECT   INDIRECT  COMPENSATION  TOTAL
                                       COSTS    COSTS     FOR USE       AMOUNT
NAME OF ASSOCIATE COMPANY              CHARGED  CHARGED   OF CAPITAL    BILLED
                                       457 - 1  457 - 2   457 - 3

Central and South West Corporation     $30,389   $10,678      $371     $41,438

Central Power and Light Company         49,445    20,909       628      70,982

Public Service Company of Oklahoma      26,958    15,298       422      42,678

Southwestern Electric Power Company     31,946    17,510       475      49,931

West Texas Utilities Company            13,297     8,104       273      21,674

Transok, Inc.                            1,455       787        20       2,262

CSW Credit, Inc.                           856        53         9         918

CSW Energy, Inc.                         1,960       472        31       2,463

CSW International, Inc.                  1,065       239         7       1,311

CSW Communications, Inc.                 6,880       281        44       7,205

CSW Leasing, Inc.                           30         2        --          32

Enershop, Inc.                             107       318         4         429

Seeboard                                 9,795        13        46       9,854
                                      ----------------------------------------
       TOTAL                          $174,183   $74,664    $2,330    $251,177
                                      ========================================

                                                                         Page 17

                                ANNUAL REPORT OF Central and South West Services, Inc.

                                         For the Year Ended December 31, 1996

                                                 ANALYSIS OF BILLING

                                        NON-ASSOCIATE COMPANIES - ACCOUNT 458
                                                     (thousands)

INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:

                                           DIRECT      INDIRECT     COMPENSATION                 EXCESS       TOTAL
                                            COST         COST         FOR USE      TOTAL           OR         AMOUNT
NAME OF NONASSOCIATE COMPANY              CHARGED      CHARGED       OF CAPITAL    COST        DEFICIENCY     BILLED
                                          458 - 1      458 - 2        458 - 3                   458 - 4
Engineering Services:

 1.  Tippett & Gee                            $1          $--             $--        $1             $3          $4

 2.  Burns & McDonnell                         2           --              --         2             --           2

 3.  Timple Inland                             2           --              --         2              2           4

 4.  Transok                                 175                                    175                        175

 5.  Electric Power Research Institute       302                            1       303                        303

 6.  Maritime Controls                         9                                      9              6          15

 7.  Kekco                                   276                            1       277                        277

 8.  Powermax                                  8                                      8                          8

 9.  Lone Star Steel                           6                                      6                          6

10.  Georgia Pacific                         199                                    199                        199

11.  Stroh's Brewery                           7                                      7                          7

12.  Valspar                                  13                                     13                         13

13.  Republic Gypsum                          12                                     12                         12
                                        --------------------------------------------------------------------------
       TOTAL                              $1,012          $--              $2    $1,014            $11      $1,025
                                        ==========================================================================


                                                                        Page 18

                                                      ANNUAL REPORT OF Central and South West Services, Inc.

                                                               For the Year Ended December 31, 1996

                                      SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NON-ASSOCIATE COMPANIES
                                                                           (thousands)

Instruction: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

                                         ASSOCIATE COMPANY CHARGES     NONASSOC. COMPANY CHARGES    TOTAL CHARGES FOR SERVICE
                                         DIRECT   INDIRECT            DIRECT   INDIRECT             DIRECT    INDIRECT
ACCOUNT  DESCRIPTION OF ITEMS             COST      COST     TOTAL     COST      COST      TOTAL    COST        COST     TOTAL
500-559  Power Production                $9,494     $6,705  $16,199      $3        $--        $3    $9,497      $6,705  $16,202
560-579  Transmission                     4,814      5,660   10,474      --                   --     4,814       5,660   10,474
580-599  Distribution                       214        501      715      --                   --       214         501      715
906-917  Customer  Accounts,
           Service, & Information         2,861      8,374   11,235      --                   --     2,861       8,374   11,235
920      Salaries and Wages              49,965     36,382   86,347     629                  629    50,594      36,382   86,976
921      Office Supplies and Expenses    20,609      8,183   28,792      36         --        36    20,645       8,183   28,828
922      Administrative Expense            (577)   (30,348) (30,925)     16                   16      (561)    (30,348) (30,909)
923      Outside Service Employed        60,882      6,476   67,358     252         --       252    61,134       6,476   67,610
924      Property Insurance                 144         --      144      --         --        --       144          --      144
925      Injuries and Damages             1,870         39    1,909      --         --        --     1,870          39    1,909
926      Employee Pensions and Benefits     980      8,951    9,931       4         --         4       984       8,951    9,935
930.1    General Advertising Expense      3,569        163    3,732       1         --         1     3,570         163    3,733
930.2    Miscellaneous General Expense    2,600      3,140    5,740       4         --         4     2,604       3,140    5,744
931      Rents                            9,827      3,279   13,106      55         --        55     9,882       3,279   13,161
935      Maintenance of Structures
           and Equipment                  2,672        742    3,414       7         --         7     2,679         742    3,421
403-405  Depreciation and Amortization
           Expense                        1,839      7,166    9,005       8         --         8     1,847       7,166    9,013
408      Taxes Other than Income Taxes    1,779      5,332    7,111       2                    2     1,781       5,332    7,113
409      Income Taxes                      (714)        --     (714)     --         --        --      (714)         --     (714)
410      Provision for Deferred Income
           Taxes                          1,756         --    1,756      --                   --     1,756          --    1,756
411.5    Provision for Deferred Income
           Taxes - Credit                   (72)        --      (72)     --         --        --       (72)         --      (72)
417      Administrative - Business Venture   --          5        5      --         --        --        --           5        5
426.1    Donations                          533         86      619      --         --        --       533          86      619
426.5    Other Deductions                 2,521        238    2,759      --         --        --     2,521         238    2,759
427      Interest On Long-Term Debt          --      3,657    3,657      --                   --        --       3,657    3,657
431      Other Interest Expense              99         --       99       8         --         8       107          --      107
                                        ---------------------------------------------------------------------------------------
  TOTAL EXPENSES                        177,665     74,731  252,396   1,025         --     1,025   178,690      74,731  253,421
                                        ---------------------------------------------------------------------------------------
         Compensation for Use of Equity
           Capital                           --         --       --      --         --        --        --          --       --
430      Interest On Debt To Associate
           Companies                      2,330         --    2,330      --         --        --     2,330          --    2,330
                                        ---------------------------------------------------------------------------------------
  TOTAL COST OF SERVICE                $179,995    $74,731 $254,726  $1,025        $--    $1,025  $181,020     $74,731 $255,751
                                        =======================================================================================

                                                                         Page 19

                                                       ANNUAL REPORT OF Central and South West Services, Inc.

                                                                For the Year Ended December 31, 1996

                                               SCHEDULE XVII - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                                                                            (thousands)

Instruction:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
              Uniform System of Accounts).

                                                                            DEPARTMENT OR SERVICE FUNCTION
                                                                -------------------------------------------------------
                                               TOTAL                         TECH
ACCOUNT  DESCRIPTION OF ITEMS                  AMOUNT   OVERHEAD    EXEC     SVCS    ADMIN    FOSSIL     ENG     LEGAL
500-559  Power Production                     $16,202    $3,091      $25    $4,612     $313   $1,925    $4,510      $--
560-579  Transmission                          10,474     2,252        -     7,603      222        -       381        1
580-599  Distribution                             715       212        -       349       12        -       142        -
906-917  Customer Service & Information        11,235     1,712        -     2,045      147        3         -        1
920      Salaries and Wages                    86,976    20,370    4,806     2,026   19,339      167     3,131    4,135
921      Office Supplies and Expenses          28,828     2,874      585       290    3,990       51     1,278    2,058
922      Administrative Expense               (30,909)  (31,994)       -         -    1,085        -         -        -
923      Outside Service Employed              67,610       900      174       (73)   3,390      132     5,756   20,169
924      Property Insurance                       144         -        -         -      144        -         -        -
925      Injuries and Damages                   1,909         7        2         -    1,900        -         -        -
926      Employee Pensions and Benefits         9,935        75       20         1    8,795        4        27       20
930.1    General Advertising Expense            3,733         -        -         -       81        -         8        -
930.2    Miscellaneous General Expense          5,744       136      161        71    3,382        2       187      384
931      Rents                                 13,161     2,609      119        27      534        6     1,458      532
935      Maintenance of Structures and
           Equipment                            3,421       721       14         1      221        1         6       19
403-405  Depreciation and Amortization
           Expense                              9,013     7,095        -         -    1,918        -         -        -
408      Taxes Other than Income Taxes          7,113       740        4         -    6,277        -         -        4
409      Income Taxes                            (714)        -        -         -     (714)       -         -        -
410      Provision for Deferred Income Taxes    1,756         -        -         -    1,756        -         -        -
411      Provision for Deferred Income
           Taxes - Credit                         (72)        -        -         -      (72)       -         -        -
417      Administrative - Business Venture          5         2        -         -        -        -         -        -
426.1    Donations                                619         -       19         2      103        -        20       31
426.5    Other Deductions                       2,759         -      131        13    1,540        3         3      936
427      Interest On Long-Term Debt             3,657     3,657        -         -        -        -         -        -
430      Interest On Debt To Associate
           Companies                            2,330         -        -         -    2,330        -         -        -
431      Other Interest Expense                   107         -        -         -       68        -        39        -
                                             --------------------------------------------------------------------------
                                             $255,751   $14,459   $6,060   $16,967  $56,761   $2,294   $16,946  $28,290
                                             ==========================================================================

                                                                        Page 19a

                                                ANNUAL REPORT OF Central and South West Services, Inc.

                                                         For the Year Ended December 31, 1996

                                         SCHEDULE XVII - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                                                                      (thousands)

Instruction:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
              Uniform System of Accounts).

                                                               DEPARTMENT OR SERVICE FUNCTION
                                           -----------------------------------------------------------------------------
                                                                   INFO
ACCOUNT  DESCRIPTION OF ITEMS              CORP SVCS  MARKETING  SERVICES  NUCLEAR   AUDITS     SPI    CORP DEV    FUEL
500-559  Power production                       $--        $3        $--       $--      $--       $2        $6    $1,715
560-579  Transmission                             -         1          1         -        -        1        12         -
580-599  Distribution                             -         -          -         -        -        -         -         -
906-917  Customer Service & Information           5     7,318          1         -        2        -         -         1
920      Salaries and Wages                  11,563       842     13,732       184    1,552    1,732     2,213     1,184
921      Office Supplies and Expenses         3,625     1,568      7,978        34      334      523     3,182       458
922      Administrative Expense                   -         -          -         -        -        -         -         -
923      Outside Service Employed             4,338     2,541      5,754         9        7      948    20,731     2,834
924      Property Insurance                       -         -          -         -        -        -         -         -
925      Injuries and Damages                     -         -          -         -        -        -         -         -
926      Employee Pensions and Benefits         451         2         17         -      144      238        95        46
930.1    General Advertising Expense            203     3,447          -         -        -        -        (8)        2
930.2    Miscellaneous General Expense          954         -        307         1        -        1       113        45
931      Rents                                  280        75      7,195         -        8        4       310         4
935      Maintenance of Structures and
           Equipment                            731        50      1,610         -        3        4        38         2
403      Depreciation and Amortization Expense    -         -          -         -        -        -         -         -
408      Taxes Other than Income Taxes          (88)        -          -         -        1        -       175         -
409      Income Taxes                             -         -          -         -        -        -         -         -
410      Provision for Deferred Income Taxes      -         -          -         -        -        -         -         -
411      Provision for Deferred Income
           Taxes - Credit                         -         -          -         -        -        -         -         -
417      Administrative - Business Venture        -         3          -         -        -        -         -         -
426.1    Donations                              419         -          -         -        3        -        22         -
426.5    Other Deductions                        77        31          2         4        -        -        16         3
427      Interest on Long-Term Debt               -         -          -         -        -        -         -         -
430      Interest On Debt To Associate
           Companies                              -         -          -         -        -        -         -         -
431      Other Interest Expense                   -         -          -         -        -        -         -         -
                                             ---------------------------------------------------------------------------
       TOTAL COST OF SERVICE                $22,558   $15,881    $36,597      $232   $2,054   $3,453   $26,905    $6,294
                                             ===========================================================================

                          ANNUAL REPORT OF Central and South West Services, Inc.

                                   For the Year Ended December 31, 1996

                             DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
                                               (thousands)

                                      DEPARTMENTAL SALARY EXPENSE
                               -----------------------------------------
NAME OF DEPARTMENT                        INCLUDED IN AMOUNTS BILLED TO    NUMBER OF
                                         -------------------------------
INDICATE EACH DEPARTMENT        TOTAL    PARENT     OTHER        NON       PERSONNEL
OR SERVICE FUNCTION             AMOUNT   COMPANY  ASSOCIATES  ASSOCIATES  END OF YEAR
Executive                       $4,807   $4,197       $610        $--            24
Technical Services               7,662       74      7,588         --           150
Administration (1)              18,341    2,578     15,750         13           370
Fossil Generation                1,754       23      1,731         --            22
Production Engineering           6,691      307      6,050        334           118
Legal (2)                        4,128      298      3,830         --            62
Corporate Services              11,566    1,594      9,972         --           112
Marketing                        4,787       73      4,714         --           162
Information Services (3)        13,923      221     13,695          7           249
Nuclear Engineering                184        1        183         --             1
Audits                           1,557        9      1,548         --            21
System Process Improvement       1,728        2      1,726         --            23
Corporate Development            2,210      216      1,994         --            21
Fuels                            2,891       71      2,819          1            47
                               ----------------------------------------------------
       TOTAL                   $82,229   $9,664    $72,210       $355         1,382
                               ====================================================


These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can't be identified in total with any particular line on Schedule XIV, but are distributed among various lines.

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                            OUTSIDE SERVICES EMPLOYED
                                   (thousands)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a brief description of the service rendered by each vendor listed.

FROM WHOM PURCHASED           SERVICE PROVIDED                          AMOUNT

Engineering Services
  EPRI                        Member Commitment Fees.                   $2,125
  Other (11)                                                                40
                                                                     ---------
                                                                        $2,165
                                                                     ---------
Auditing Services
  Arthur Andersen & Co.       Auditing Services.                          $696
  Other (3)                                                                  5
                                                                     ---------
                                                                          $701
                                                                     ---------
Legal Services
  Barlow & Hardtner, L.C.     Legal Services.                             $343
  Bracewell & Patterson       Legal Services.                            1,114
  Broyles & Pratt             Legal Services.                            3,258
  Byers, David E.             Legal Services.                              150
  Christy & Viener            Legal Services.                            2,153
  Clark, Thomas & Winters     Legal Services.                              162
  Cravath, Swaine, & Moore    Legal Services.                              129
  Document Services           Legal Services.                              408
  Doerner, Saunders, Daniel
   & Anderson                 Legal Services.                              347
  Gibbs & Burns LLP           Legal Services.                              241
  Haynes and Boone LLP        Legal Services.                              506
  Jones, Day, Reavis & Pogue  Legal Services.                              976
  Locke, Purnell, Rain &
    Harrell                   Legal Services.                              248
  McCall, Parhhurst &
    Horton LLP                Legal Services.                              412
  McDermott, Will & Emery     Legal Services.                              146
  Milbank, Tweed, Hadley &
    McCoy                     Legal Services.                            3,595
  Sheinfeld, Maley & Kay      Legal Services.                              442
  Sidley & Austin             Legal Services.                              120
  Slover & Loftus             Legal Services.                              883
  Troutman Sanders            Legal Services.                              120
  Vinson & Elkins LLP         Legal Services.                            3,361
  Wagstaff, Alvis, Stubbeman,
    Seamster & Longacre LLP   Legal Services.                              373
  Other (87)                  Legal Services.                            1,359
                                                                     ---------
                                                                       $20,846
                                                                     ---------

Consulting Services
  Analysts International
    Corporation               Consulting Services.                        $142
  Architectural Energy
    Corporation               Consulting Services.                         163
  Arthur Andersen & Co.       Consulting Services.                         956
  Assoc. Of Electric
    Companies Of Texas        Consulting Services.                         370
  Broyles & Pratt             Consulting Services.                       1,427

                              Continued

                                                                        Page 21a

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                            OUTSIDE SERVICES EMPLOYED
                                   (thousands)

FROM WHOM PURCHASED           SERVICE PROVIDED                          AMOUNT

Consulting Services Continued
  Burson-Marstell             Consulting Services.                        $147
  Cambridge Reports Research
    Int'l                     Consulting Services.                         121
  Data Dynamics, Inc.         Consulting Services.                         307
  Deloitte & Touche           Consulting Services.                         118
  Delta Strategies            Consulting Services.                         195
  Desola Group Inc.           Consulting Services.                         552
  Duplex Products             Consulting Services.                         251
  Electric Power              Consulting Services.                         403
  Electrotek Concepts, Inc.   Consulting Services.                         381
  Energy and Environmental
    Economics, Inc.           Consulting Services.                         381
  EPRI                        Consulting Services.                         495
  Financial Dynamics          Consulting Services.                         131
  Financo Inc.                Consulting Services.                         342
  Hewitt Associates           Consulting Services.                         319
  Infosystems Corporation     Consulting Services.                         142
  Intergraph Corporation      Consulting Services.                         129
  James Martin & Company      Consulting Services.                         904
  Jeter,  John A.             Consulting Services.                         132
  Love Envelopes, Inc.        Consulting Services.                         669
  Main Factors, Inc.          Consulting Services.                         176
  Management Applications
    Consulting, Inc.          Consulting Services.                         237
  Mayfield & Mayfield         Consulting Services.                         461
  Minerva Technology          Consulting Services.                         189
  Montare International       Consulting Services.                         132
  Moody's Investors Service   Consulting Services.                         170
  Morgan Stanley              Consulting Services.                       9,202
  Newman Graphics             Consulting Services.                         109
  Planergy, Inc.              Consulting Services.                         269
  Read-Poland Associates      Consulting Services.                         153
  Reed Consulting Group       Consulting Services.                         177
  Robert Shaw Mfg.            Consulting Services.                         149
  S & J Group Inc.            Consulting Services.                         110
  Simon,  Richard L           Consulting Services.                         104
  Sodexho USA                 Consulting Services.                         206
  Software Solutions          Consulting Services.                         107
  SPR Systems & Programming   Consulting Services.                       1,337
  Stalter, AL                 Consulting Services.                         219
  Steinmeier William D.       Consulting Services.                         130
  Sun Technical Services      Consulting Services.                         116
  Team Consulting, Inc.       Consulting Services.                         146
  Texas Tech. University      Consulting Services.                         128
  Trammell Crow Company       Consulting Services.                         465
  Tucker,  Gerald W.          Consulting Services.                         319
  UBS  Limited                Consulting Services.                       4,844
  Zond Systems Inc.           Consulting Services.                         160
  Wilson Kullman              Consulting Services.                         217
  Other (354)                 Consulting Services.                       4,142
                                                                     ---------
                                                                       $33,351
                                                                     ---------
                              Continued

                                                                        Page 21b

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                            OUTSIDE SERVICES EMPLOYED
                                   (thousands)

FROM WHOM PURCHASED           SERVICE PROVIDED                         AMOUNT

Temporary Personnel
  Accounting Principals       Various Temporary Accounting Services       $233
  Imprimis Group, Inc.        Various Temporary Office and Accounting
                                Services                                   731
  Key Temporary               Various Temporary Office and Accounting
                                Services                                   467
  Manpower, Inc.              Various Temporary Office and Accounting
                                Services                                   515
  Pro Staff                   Various Temporary Office and Accounting
                                Services                                   184
  Vinson and Associates       Various Temporary Office and Accounting
                                Services                                   521
  Other (84)                                                               691
                                                                     ---------
                                                                        $3,342
                                                                     ---------
Outside Services - Other
  American Appraisal
    Associates, Inc.          Appraisal Services.                         $118
  Arthur Andersen & Co.       Tax & Financial Services                     662
  Assoc. of Electrical
    Companies of Texas        CAP/PSI Assessment/Member Dues.              392
  Bowne of Dallas             Printing & Proofing Services.                158
  Cambridge Reports Research
    Inc.                      Monthly Tracking Services.                   200
  Edison Electric Institute Workforce Planning & Consulting Services. 121 Electric Power Research
    Institute                 Member Commitment Fees                     6,650
  ESCA  Corporation           Software Support Services.                 2,114
  Espey, Huston & Associates  Preparation of Operating Permits.            313
  Hefner & Associates         Serp Administration.                         112
  Hewitt Associates           Actuarial Services.                          344
  Kennedy Reporting Service
    Inc.                      Reporting/Stenography Services.              145
  Light Media Interactive     Application Development Services.            200
  Logical Resources, Inc.     Technical Support Services.                  148
  Mail Box                    Statement Mailing Services.                  109
  Marshall Group, Inc.        Consulting & Compensation Studies.           102
  Michael Doyle & Associates  Strategic Planning Services.                 190
  Morgan Stanley, Inc.        Remarketing Services.                        389
  Power Costs, Inc.           Software & Delivery Services.                218
  Public Strategies, Inc.     Consulting Services.                         185
  Project Group               IDMS On Site Support Services                101
  Real Estate Tax Services    Property Tax Management Services             177
  Red Simpson, Inc.           Fiber Optic Installation Services            587
  Small Change Original
    Theater                   In-School Electrical Safety Tours            103
  Southwestern Bell           Maintenance Services.                        114
  Stonebridge Technologies    On Site Computer Support Services            236
  SWSI                        Programming Services                         110
  Xerox                       Copier Rental & Maintenance Services         320
  Other (577)                                                            3,328
                                                                     ---------
                                                                       $17,946
                                                                     ---------
                              Total Outside Services                   $78,351
                                                                     =========


These amounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can't be identified in total with any particular line on Schedule XIV, but are distributed among various lines.

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
                                   (thousands)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                                             AMOUNT

Pension                                                                 $1,611

Thrift Plan                                                              1,752

Medical Plan                                                             3,951

Benefit Plan Trustee Fee                                                    20

Employee Assistance Program                                                 47

Employee Awards and Events Program                                         168

Job Incentive Credits                                                   (1,470)

Accidental Death and Disability                                             44

Group Life                                                                 102

Employee Publications                                                       91

System Employee Benefits                                                 1,005

Retired Employee Benefits                                                2,084

Educational Assistance                                                     433

Other                                                                       97
                                                                       -------
  TOTAL                                                                 $9,935
                                                                       -------

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                   GENERAL ADVERTISING EXPENSE - ACCOUNT 930.1
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION                    NAME OF PAYEE                            AMOUNT

Fees to Advertising Agency -   BSA Advertising                             $81
Employment Related

Fees for Investor/Public
Relations                      Ad Vantage Corporation                        8
                               Institutional Investor                       48
                               National Association of
                                 Investors Corp.                            33
                               Read-Poland Associates                       40
                               Research Magazine                            16
                               Team Aztecas                                 15

Advertising in Newspapers,
Billboards, Periodicals,
Radio, TV, etc.                J L Media, Inc.                           1,295
                               Langdon Publishing                            9
                               Moore Syndication                            16
                               North Texas Public
                                 Broadcasting, Inc.                         40
                               Oklahoma Press Service, Inc.                495
                               Outdoor Placement of TX                     328
                               Ruppman National Yellow Pages Svc.           91
                               Stokely Outdoor Sign                          3
                               World Trade                                   4
                               Other (13)                                   13

Advertising Matter such as
Posters, Bulletins, Booklets
and Related Items              Progressive Mktg, Inc.                      367
                               Walsh Associates                             21
                               Wingfield Smith                              17
                               Other (5)                                     6

Fees for Marketing/General     Ad Associates, Inc                            9
                               Apex Corporation                              8
                               Alsip Productions                            11
                               Artworks, Inc.                                8
                               Brothers & Company                          655
                               Frederick, Sommers & Western                  5
                               Hist & Fritz Creative Media                   4
                               Ideas in Action                              47
                               JC Creative Advertising                      28
                               Key Temporary                                 4
                               Main Street Productions                       5
                               Tracy's Graphics                              3
                                                                       -------
                                                                        $3,733
                                                                       -------

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441
(b)(2)) shall be separately classified.

DESCRIPTION                                                             AMOUNT

Company Membership Fees and Dues                                          $754
Company Relocation Expenses                                              3,070
Trustee, Registrar, and Transfer Agent Fees                                361
Directors' Fees and Expenses                                               802
Research and Development Expense                                           112
Publish and Distribute Quarterly and Annual Reports                        469
Contract Programming                                                       109
Miscellaneous                                                               72
                                                                       -------
     TOTAL                                                              $5,749
                                                                       -------

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                               RENTS - ACCOUNT 931
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY                                                        AMOUNT

Office Space Rent                                                       $3,284
Offsite Storage Space Rent                                                 160
Computer Timesharing Rent                                                   84
Computer Software Rent                                                   6,347
Computer Equipment Rent                                                  2,474
Automobile Rent                                                            381
Other Rent                                                                 431
                                                                       -------
    TOTAL                                                              $13,161
                                                                       -------

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
                                   (thousands)

INSTRUCTIONS: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

DESCRIPTION                                                             AMOUNT

Other Than U.S. Government Taxes:
  State Unemployment Taxes                                                $173
  Property and Other Taxes                                               1,832
                                                                       -------
     SUBTOTAL                                                            2,005
                                                                       -------

U.S. Governmental Taxes:
  Social Security Taxes                                                  5,006
  Federal Unemployment Taxes                                               102
                                                                       -------
     SUBTOTAL                                                            5,108
                                                                       -------

     TOTAL                                                              $7,113
                                                                       =======

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                            DONATIONS - ACCOUNT 426.1
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT             PURPOSE OF DONATION                       AMOUNT

Baylor Health Care System
  Foundation                  Contribution to support the organization     $25

Boys and Girls Clubs of
  America                    Contribution to support the organization        5

Central Dallas Association   Contribution to support community service       4
                               organizations

Child Care Group             Contribution to support community service       6
                               organizations

Children's Medical Center    Contribution to support the organization        3

Circle Ten Council - Boy
  Scouts of America          Contribution to support activities of the      35
                               organization

Contact 214                  Corporate contribution                          6

Cowboy Artists of America
  Museum                     Contribution to support the organization        7
  Foundation

Dallas Ambassadors Forum     Contribution to support activities of the      30
                               organization

Dallas Museum of Art         Contribution to support the organization        5

Dallas Opera                 Annual fund campaign contribution              10

Dallas Symphony
  Association, Inc.          Annual fund campaign contribution              15

Dallas Theater Center        Contribution to support the organization        3

Denton County Autism Society Contribution to support the organization        5

Financial Executives
  Research Foundation        Annual fund campaign contribution               3

                             (continued)

                                                                       Page 26a
             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                            DONATIONS - ACCOUNT 426.1
                                   (thousands)


NAME OF RECIPIENT            PURPOSE OF DONATION                        AMOUNT

Friends of the Mansion, Inc. Contribution to support activities of the       5
                               organization

Greater Dallas Chamber of
  Commerce                   Annual Membership contribution                  6

GTE Byron Nelson             Corporate sponsorship                          21

Jenks US First               Corporate sponsorship                           5

Junior Achievement of
  Dallas, Inc.               Contribution to support the organization        5

Keep Texas Beautiful         Corporate sponsorship                           5

Leadership Texas             Corporate sponsorship                          10

Medisend                     Contribution to support activities of the       5
                               organization

National Alliance of
  Business                   Annual Membership contribution                  5

Nature Conservancy of Texas  Corporate sponsorship                           3

North Texas Public
  Broadcasting, Inc.         Contribution to support the organization        4

Progress & Freedom
  Foundation                 Contribution to support activities of the      35
                               organization

Southwestern Bell            Contribution to support educational
                               activities                                    5

Southwestern Medical Center  Contribution to support educational
                               activities of the organization               25

Texas Book Festival          Corporate sponsorship                           3

Texas Business & Education
  Coalition                  Contribution to support educational
                               activities of the organization                8

Texas Council on Economic
  Education                  Contribution to support educational
                               activities of the organization                5

Texas Tech University
  Capital Campaign           Contribution for capital and endowment funds   20

                             (continued)

                                                                       Page 26b
             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                            DONATIONS - ACCOUNT 426.1
                                   (thousands)


NAME OF RECIPIENT            PURPOSE OF DONATION                        AMOUNT

Together for Tulsa           Corporate sponsorship                           5

Tulsa Area United Way        Contribution to support community service      45
                               organization

Tulsa Opera                  Annual fund campaign contribution               5

United Way of Metropolitan
  Dallas, Inc.               Contribution to support community service      63
                               organization

Utilitree Carbon Company     Contribution to support activities of          20
                               the organization

Utility Business Education   Contribution to support educational
                               activities of the organization                5

YMCA of Metropolitan Dallas  Contributions to the capital campaign and      15
                               to support the organization                  25

YWCA of Metropolitan Dallas  Contribution to support the organization        5

Other (164)                                                                 94
                                                                       -------

     TOTAL                                                                $619
                                                                       =======

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                        OTHER DEDUCTIONS - ACCOUNT 426.5
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.


DESCRIPTION                    NAME OF PAYEE                            AMOUNT

Expenditures for Certain       Company employee and administrative      $2,693
  Civic, Political & Related     costs for civic, political and
  Activities                     related activities

Misc. Amortization             Company expense                              66
                                                                       -------

     TOTAL                                                              $2,759
                                                                       =======

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME
                                   (thousands)

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1. The Data Center provides centralized computer services for all CSW System companies. The following information is provided pursuant to a Securities and Exchange Commission data request letter dated May 6, 1983.

    (a) Aggregate Billings by the Data Center
        The operating costs for the Data Center for the year ended December 31, 1996, were $8,959,435. See paragraph (b) for explanation of the 1996 billing procedure.

    (b) Breakdown of Data Center Billings by CRU
        The actual 1996 costs for the operation of the Data Center were $8,959,435. Costs of operation of the Data Center were charged back to the system companies based on their usage of the computer resources. CSWS allocates its costs for computer services rendered to CSW System companies as follows:

        Computer Resource Unit (CRU) Component Simplification
        CSWS utilizes the CRU, a measurement of computer services rendered to allocate direct costs to the CSW companies. The CRU was previously made up of forty components. CSWS, on April 1, 1990, reduced the number of components making up the CRU to only three components: (a) tape storage in terms of tape-days, which is used to allocate all tape related costs,
        (b) disk storage in terms of track-days which is used to allocate all disk related costs, and (c) CPU seconds which is used to allocate all other processor related usage costs. Use of only three components simplifies the computer billing process, reduces administrative costs and makes the charges to the users clearer and easier to understand.

        Usage Cost Allocation
        Computer usage costs are being allocated on the basis of two factors. A "usage" portion is allocated based on the current number of CRU's used reflecting incremental costs of utilizing the three CRU components. The remaining "base" costs are being allocated to the companies based on the previous three years of processor related CRU usage costs and reflect fixed costs of operating the data center. Utilizing "past average usage" as a basis for allocating a portion of the costs is appropriate because a component of the cost of providing service is embedded and is more equitably distributed based on past usage.

        The following page outlines the billing to system companies separated into the two components referenced above. It should be noted that one dollar of usage cost equals one CRU.

                                                                       Page 28a

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1996

                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME
                                   (thousands)

                                 Usage          Base             Total
Company           CRU's         Billing        Billing          Billing

CPL               616,593       $616,593       $523,644       $1,140,237

PSO             1,067,301      1,067,301        992,990        2,060,291

SWEPCO            939,710        939,710        757,784        1,697,494

WTU               426,917        426,917        234,912          661,829

TRANSOK           272,858        272,858        258,954          531,812

CSWS            1,957,250      1,957,250        906,929        2,864,179

CSW Energy          2,564          2,564          1,029            3,593
               ----------     ----------     ----------       ----------

     TOTALS     5,283,193     $5,283,193     $3,676,242       $8,959,435
               ==========     ==========     ==========       ==========


    (c) Statement of Data Center Activities
        The major activities of the Data Center during 1996 were production environment of Integrated Data Management System (IDMS) and Customer Information Control System (CICS) for all of the system companies.

        The operating costs for 1996 included salaries, equipment expenses, software services, disaster recovery, site rentals and general supplies.

                        CENTRAL AND SOUTH WEST SERVICES

                     ORGANIZATION CHART - DECEMBER 31, 1996



                     CHAIRMAN PRESIDENT & CHIEF EXEC OFFICER

      -----------------------------------------------------------------
     |            |           |                |           |           |
SR VP GENERAL     |     SR VP CORPORATE     SR VP CHIEF    |     SR VP EXTERNAL
  COUNSEL         |       DEVELOPMENT       FINANCIAL      |        AFFAIRS
     |            |           |              OFFICER       |           |
     |            |           |                            |           |
VP ASSOC GENERAL  |       VP HUMAN                         |     VP REGULATORY
COUNSEL/CORP      |       RESOURCES                        |         AFFAIRS
SECRETARY         |                                        |
                  |                                        |
           EXEC VP ELECTRIC                          EXEC VP ENERGY
              OPERATIONS                               ENTERPRISES
                  |                                        |
     -------------|-----------                             |
    |             |           |                 ---------------------
VP SPECIAL        |    PRESIDENT ENERGY        |                     |
 PROJECTS         |       SERVICES        VP MERGERS &        PRESIDENT POWER
                  |           |           ACQUISITIONS          GENERATION
                  |           |                                      |
                  |     VP MARKETING                  ---------------
                  |                                  |
          PRESIDENT ENERGY                           |---  VP ENGINEERING
              DELIVERY                               |
                  |                                  |---  VP FOSSIL GENERATION
          ------------------------                   |
         |                        |                  |---  VP FUELS
     VP ELECTRIC             VP OPERATION            |
      DELIVERY                 SERVICES              |---  VP NUCLEAR PLANTS

             ANNUAL REPORT OF Central and South West Services, Inc.

                              METHODS OF ALLOCATION

      Central and South West Services, Inc. requested and the Securities and Exchange Commission granted on December 30, 1982, October 23, 1985, and February 13, 1992, the following thirteen part cost allocation method.

1. Total Assets with 20% Allocated to CSW -- a basis of allocation with 20% of costs allocated to CSW and the remaining 80% allocated among the participating companies in the ratio of each company's total assets as a percentage of the total assets of all participating companies.

2. Total Assets -- a basis of allocation which allocates costs among the participating companies in the ratio of each company's total assets as a percentage of the total assets of all participating companies.

3. Peak Load -- a basis of allocation which allocates costs among the participating companies in the ratio of each company's peak load as a percentage of the sum of the peak loads of all participating companies.

4. Average Number of Ultimate Customers -- a basis of allocation which allocates costs among the participating companies in the ratio of each company's average number of ultimate customers as a percentage of the sum of the average number of ultimate customers of all participating companies.

5. KWH Sales -- a basis of allocation which allocates costs among the participating companies in the ratio of each company's kilowatt-hour sales to ultimate customers of all participating companies.

6. Peak Load/Average Customers/KWH Sales -- a basis of allocation which gives equal weighing to peak load, average number of ultimate customers and kilowatt-hour sales to ultimate customers and allocates costs among the participating companies in the ratio of each company's amounts to the sum of each item of all participating companies.

7. Average Peak Load for Past Three Years -- a basis of allocation which allocates costs among the participating companies in the ratio of the sum of each company's peak load for the past three years as a percentage of the sum of the last three years' peak loads for all of the participating companies.

8. Computer Resource Units -- a basis of allocation which allocates costs among the participating companies in the ratio of each company's computer usage to the sum of the computer usage of all the participating companies.

9. Number of Employees -- a basis of allocation which allocates costs among the participating companies in the ratio of each company's number of employees to the total number of all employees of all participating companies.

10. Total Gross Utility Plant -- a basis of allocation which allocates costs among the participating companies in the ratio of each company's gross utility plant as a percentage of the total gross utility plant of all participating companies.

11. Total Common Stock Equity with 20% Allocated to CSW -- a basis of allocation with 20% of costs allocated to CSW and the remaining 80% allocated among the participating companies in the ratio of each company's common stock equity as a percentage of the total common stock equity of all participating companies.

12. Number of Leases -- a basis of allocation which allocates costs among the participating companies in the ratio of each company's participation in leases held in mining projects.

13. Total CSWS Billing less Indirect Costs and Interest -- a basis of allocation which allocates costs among the participating companies based on the percentage of company direct work orders billed to each CSW System company.

             ANNUAL REPORT OF Central and South West Services, Inc.

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

        The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 1996:

        In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Central and South West Services, Inc. submits the following information on the billing of interest on borrowed funds to associated companies for the year 1996:

        A. Amount of interest billed to associate companies is contained on page 16, Analysis of Billing.

        B. The basis for billing of interest to the associated companies is based on the ratio of the total expenses charged to each associated company, exclusive of interest, to the total Company expenses exclusive of interest expense.

             ANNUAL REPORT OF Central and South West Services, Inc.

                                SIGNATURE CLAUSE

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                           Central and South West Services, Inc.
                           -------------------------------------
                           (Name of Reporting Company)

                           By: /s/ R. Russell Davis
                           -------------------------------------
                           (Signature of Signing Officer)

                           R. Russell Davis           Controller
                           -------------------------------------
                           (Printed Name and Title of Signing Officer)


Date: April 29, 1997
      --------------